Rolls-Royce

Rolls-Royce Group plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
www.rolls-royce.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

03037763

10 November 2003

SUPPL

Re: Information for Rolls-Royce Group plc, No. 82-34721

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 10 – Three Notifications of Major Interests in Shares
Schedule 11 – Four Notifications of Directors Interests
Two Notifications of Directors Interests

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc

John Warren
Deputy Company Secretary

SEC MAIL PROCESSING SECTION
NOV 24 2003

Company Rolls-Royce Grp Plc
TIDM RR.
Headline Holding(s) in Company
Released 16:00 30 Oct 2003
Number PRNUK-3010

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

ALLIANZ AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares / amount of stock acquired

6. Percentage of issued class

NOW HOLDS LESS THAN 3%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

21/10/2003

11. Date company informed

30/10/2003

12. Total holding following this notification

13. Total percentage holding of issued class following this notification

NOW HOLDS LESS THAN 3%

14. Any additional information

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

30/10/2003

END

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	10:03 21 Oct 2003
Number	PRNUK-2110

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

ALLIANZ AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

16/10/2003

11. Date company informed

20/10/2003

12. Total holding following this notification

55,846,219

13. Total percentage holding of issued class following this notification

3.352%

14. Any additional information

Notification under S198 Companies act 1985

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

[illegible]1/10/2003

END

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:00 13 Oct 2003
Number	PRNUK-1310

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

FRANKLIN RESOURCES INC.

3. Please state whether notification indicates that it is in respect of holding c :he shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8 Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

13/10/2003

12. Total holding following this notification

182,200,652

13. Total percentage holding of issued class following this notification

10.9365%

14. Any additional information

S198 Companies Act - notification of reduction in shareholding

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

13/10/2003

SCHEDULE

Registered Holder	No. of Shares	% of class
Chase Nominees Ltd	144,885,993	8.6967%
Woolgate House		
Coleman Street		
London EC2P 2HD		
Bankers Trust Company	107,173	0.0064%
36-44 Moorgate		
Basement Floor		
London EC2		
Northern Trust Company	3,262,843	0.1959%
155 Bishopgate		
London		
EC2M 3XS		
State Street Nominees Ltd	13,490,253	0.8097%
12-13 Nichols Lane		
London		
EC4N 7BN		
Bank of New York Europe Ltd London	51,015	0.0031%
Bank of New York, London	1,534,148	0.0921%
Citibank Nominees Limited	1,696,630	0.1018%
Lewisham House		
Molesworth Street		
Lewisham House		

SE13 7EX		
Deutsche Bank AG	218,600	0.0131%
London		
Cede & Co	2,707,685	0.1625%
New York		
Euroclear	29,049	0.0017%
Clydesdale Bank PLC	1,690,230	0.1015%
London		
Merrill Lynch Int'l Ltd	2,280,510	0.1369%
London		
Mellon Bank NA	6,614,141	0.3970%
London		
HSBC Bank	231,000	0.0139%
London		
R[illegible]l Trust Corp. of Canada	3,401,382	0.2042%
London		
TOTAL	182,200,652	10.9365%

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	16:00 7 Nov 2003
Number	PRNUK-0711

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company Rolls-Royce Group plc

2) Name of director Sir Philip John Weston

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Sir Philip John Weston

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir Philip John Weston

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market Purchase

Number of shares/amount of stock acquired

317

8) Percentage of issued class

0%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary

12) Price per share

14) Date company informed

7 November 2003

15) Total holding following this notification

4,326

16) Total percentage holding of issued class following this notification

0%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

John Warren, 01332 245878

25) Name and signature of authorised company official responsible for making this notification. John Warren, Deputy Company Secretary

Date of Notification. 7 November 2003

END

Company website

Company Rolls-Royce Grp Plc
TIDM RR.
Headline Director Shareholding
Released 16:00 7 Nov 2003
Number PRNUK-0711

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company Rolls-Royce Group plc

2) Name of director Lord Moore of Lower Marsh

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Lord Moore of Lower Marsh

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lord Moore of Lower Marsh

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market Purchase

7) Number of shares/amount of stock acquired

1,561

8) Percentage of issued class

0%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary

12) Price per share

14) Date company informed

7 November 2003

15) Total holding following this notification

70,793

16) Total percentage holding of issued class following this notification

0%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

John Warren, 01332 245878

25) Name and signature of authorised company official responsible for making this notification. John Warren, Deputy Company Secretary

Date of Notification. 7 November 2003

END

Company website

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:07 8 Oct 2003
Number	PRNUK-0810

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company Rolls-Royce Group plc

2) Name of director Sir Philip John Weston

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Sir Philip John Weston

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir Philip John Weston

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market Purchase

7) Number of shares/amount of stock acquired

338

8) Percentage of issued class

0%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary

12) Price per share

14) Date company informed

7 October 2003

15) Total holding following this notification

4,009

16) Total percentage holding of issued class following this notification

0%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

John Warren, 01332 245878

25) Name and signature of authorised company official responsible for making this notification. John Warren, Deputy Company Secretary

Date of Notification. 8 October 2003

END

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:05 8 Oct 2003
Number	PRNUK-0810

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company Rolls-Royce Group plc

2) Name of director Lord Moore of Lower Marsh

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Lord Moore of Lower Marsh

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lord Moore of Lower Marsh

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market Purchase

7) Number of shares/amount of stock acquired

1,665

8) Percentage of issued class

0%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary

12) Price per share

14) Date company informed

7 October 2003

15) Total holding following this notification

69,232

16) Total percentage holding of issued class following this notification

0%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

John Warren, 01332 245878

25) Name and signature of authorised company official responsible for making this notification. John Warren, Deputy Company Secretary

Date of Notification. 8 October 2003

END

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:03 8 Oct 2003
Number	PRNUK-0810

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 7th October 2003 of 71,929 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 172.25 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 3,511,456 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 73

C H Green 73

A B Shilston 73

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:00 9 Oct 2003
Number	PRNUK-0910

9 October 2003

INTERNATIONAL SHARESAVE PLAN

Rolls-Royce Group plc announced today that on 8 October 2003 options to purchase Rolls-Royce shares were granted (following a 10.5 per cent scaling d··wn exercise) to Executive Directors under the rules of the Rolls-Royce \..:ernational ShareSave Plan 1999 at an option price of £1.415 per share as follows: -

	Number of Options	Exercisable (Year)
Sir John Rose	2894	2006
C H Green	3103	2006
J M Guyette	3122	2006

For further information please contact:

John Warren

Deputy Company Secretary

Rolls-Royce Group plc

Tel: 01332 245878

www.rolls-royce.com

END